Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

30th August 2018

Results for announcement to the market

Preliminary Final Report of
Mission NewEnergy Limited
for the year ended 30 June 2018

ABN 63 117 065 719

This Preliminary Final report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.3A.

Current Reporting Period:
Year ended 30 June 2018

Previous Corresponding Period:
Year ended 30 June 2017

This report should be read in conjunction with the most recent annual report.

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited

For the Year Ended 30 June 2018

Revenue and Net Profit/(Loss)
		Percentage		Amount
Change				$
%
Revenue from ordinary activities	Down	80%	to	1,524

EDITDA	Up	96%	to	(197,631)

Profit/(loss) from ordinary activities after tax attributable to members	Up	96%	to	(202,114)

Net profit/(loss) attributable to members	Up	96%	to	(202,114)

Net Tangible Assets Per Security		2018 $ per share		2017 $ per share
Net tangible asset per security		(0.0001)		0.005

Dividends (Distributions)
				Franked
Amount per				amount per
security				Security
Final dividend		Nil		Nil

Interim dividend		Nil		Nil

Record date for determining entitlements to the dividend:		N/A		N/A

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Brief explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)
Summary of results

Sales revenue amounted to $NIL (2017: $NIL) and other income for the Group amounted to $1,524 (2017: $7,777). Net cash used in operating activities was ($189,859) (2017: $978,724 used). The net loss of the Group amounted to ($202,114) (2017: $4,550,604 loss).

Review of Operations
Corporate
On 5 December 2016, the Company announced that it had entered into a Heads of Agreement to acquire the business operations of the AUS Group, a leading manufacturer of building materials products in Australia. The shares traded on the Australian Securities Exchange (ASX) were placed into voluntary suspension at that time. This transaction was anticipated to be completed via a reverse take over, commonly know as a RTO and required AUS Group to complete a number of transaction condition precedents, including completing a pre-RTO funding round to meet immediate growth working capital requirements.

On 19 January 2018 the Company terminated the agreement with AUS Group because they had been unable to fulfill the conditions precedent to complete the transaction.

The Company believes that it is a good candidate to undertake an RTO with an entity that meets the ASX compliance rules and continues to work with potential entities to complete a RTO.

Biodiesel feedstock Segment
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. The joint venture partners are Felda Global Ventures Holdings Berhad, the world’s largest palm oil producer, and Benefuels, a US based company with a ground breaking disruptive and patented technology process that allows refineries to be operated using substantially lower cost feedstock. This asset is carried at a NIL value as the project has stalled.

Capital Markets and Funding
There have been no Capital Market matters undertaken during the current financial year.

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED 30 JUNE 2018
	Note	2018	2017
		$	$
Other income	2	1,524	7,777
Total revenue		1,524	7,777
Director and Employee benefits expense		-	(467,220)
Net foreign exchange (losses)/gains		(4,095)	(10,874)
Consultants’ expenses		(6,663)	(13,017)
Impairment of subsidiary loan		-	(4,384)
Regulatory expenses		(56,029)	(40,228)
Travel expenses		(1,990)	(66,488)
Rental expenses		(9,288)	(11,986)
Other expenses		(121,090)	(294,233)
Depreciation and amortisation expenses		(1,898)	(487)
Finance Costs		(2,450)	-
Impairment of investment in associate	14	-	(3,608,038)
Profit/(Loss) before income tax		(201,979)	(4,509,178)
Income tax (expense)/benefit		(135)	(3,252)
Net Profit /(Loss) before non-controlling interest		(202,114)	(4,512,430)
Share of net (loss)/profit of associate accounted for using the equity method		-	(38,174)
(Loss)/Profit for the year		(202,114)	(4,550,604)
(Loss)/Profit is attributable to:
Owners of Mission NewEnergy Ltd		(202,114)	(4,550,604)
Non-controlling interests		-	-
		(202,114)	(4,550,604)

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic (loss)/earnings per share (dollars)	8	(0.005)	(0.11)
Diluted (loss)/earnings per share (dollars)	8	(0.005)	(0.11)

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	8	(0.005)	(0.11)
Diluted earnings/(loss) per share (dollars)	8	(0.005)	(0.11)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2018

	Note	2018	2017
		$	$
Current Assets
Cash and cash equivalents	6	195,601	387,840
Trade and other receivables		-	6,134
Other assets		4,078	3,751
Total current assets		199,679	397,725

Non-Current Assets
Property, plant and equipment		-	1,748
Total non-current assets		-	1,748
Total Assets		199,679	399,473
Current Liabilities
Trade and other payables	4	20,720	21,072
Short-term provisions	4	183,885	183,885
Total current liabilities		204,605	204,957
Net (Liabilities)/Assets		(4,926)	194,516

Equity
Issued capital	523,197	523,197
Reserves	1,187,325	1,184,653
(Accumulated losses)	(1,715,448)	(1,513,334)
Non-controlling Interests	-	-
Total Equity/(Deficiency)	(4,926)	194,516

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2018
	Note	2018 $	2017 $
Cash Flows From Operating Activities
Receipts from customers		-	-
Payments to suppliers and employees		(191,255)	(983,193)
Interest received		1,524	7,718
Income tax paid		(128)	(3,249)
Net cash generated / (used in) operating activities		(189,859)	(978,724)

Cash Flows From Investing Activities
Retention released		-	1,056,870
Payable associated with retention settled		-	(1,056,870)
Net cash provided from investing activities		-	-

Cash Flows From Financing Activities
Repayments of borrowings		-	-
Net cash provided / (used by) by financing activities		-	-
Net Increase (Decrease) In Cash And Cash Equivalents		(189,859)	(978,724)
Cash and cash equivalents at beginning of the financial year		387,840	1,400,539
Effects of exchange rate fluctuations of cash held in foreign currencies		(2,380)	(33,975)
Cash And Cash Equivalents At End Of Financial Year	6	195,601	387,840

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited
___________________________________________________________________

Notes to the Preliminary Final Report
For the Year Ended 30 June 2018

	1.	Basis of Preparation
		This preliminary final report has been prepared in accordance with ASX Listing rule 4.3A and the disclosure requirements of ASX Appendix 4E.
		The accounting policies adopted in the preparation of the preliminary final report are materially the same as those disclosed in the 2017 Annual Finacial Report.
			2018 $	2017 $
	2.	Profit from Ordinary Activities
ASX Append 4E.3		Loss from ordinary activities before income tax includes the following items of revenue and expense:
		Revenue from Operating Activities
		Interest received	1,524	7,772
		Sundry Income	-	5
			1,524	7,777
	3.	Commentary on Results
ASX Append 4E.14		See above from page 1.

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited ___________________________________________________________________
	Notes to the Preliminary Final Report For the Year Ended 30 June 2018

	4.	Trade and other payables

		CURRENT	2018 $	2017 $
		Trade and other payables	20,720	21,072
		Short-term provisions	183,885	183,885
			204,605	204,957

	5.	Retained Earnings/(Accumulated Losses)
			2018 $	2017 $
ASX Append 4E.8		Balance at the beginning of the financial period	(1,513,334)	3,037,270
		Share of net profit of associate accounted for using the equity method	-	(38,174)
		Net Profit (loss) attributable to the members of Mission NewEnergy Ltd	(202,114)	(4,512,430)
		Balance at the end of the financial period	(1,715,448)	(1,513,334)

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited _________________________________________________________________
Notes to the Preliminary Final Report For the Year Ended 30 June 2018
6.	Notes to the Statement of Cash Flows
ASX Append 4E.5	Reconciliation of Cash	2018 $	2017 $

For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the balance sheet as follows:

	Cash	195,601	387,840

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Reconciliation of Profit from Ordinary Activities after Related Income Tax to Net Cash Used in Operating Activities	2018 $	2017 $
Profit / (Loss) after income tax before non-controlling interests	(202,114)	(4,550,604)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	1,898	487
Impairment of loan to subsidiary	-	4,436
Impairment of associate	-	3,608,038
Provision for employee benefits	-	(2,826)
Share of net loss/(profit) of associate	-	38,174
Net cash provided by / (used in) operating activities before change in assets and liabilities	(200,216)	(902,295)

Change in assets and liabilities
- (Increase) decrease in receivables	-	1,091
- (Increase) decrease in other assets	6,471	(4,691)
- Increase (decrease) in creditors and accruals	(377)	(87,870)
 Foreign Currency Adjustments	4,263	15,041
	10,357	(76,429)
Cash (used in) operations	(189,859)	(978,724)

7.	Details Relating to Dividends (Distributions)
ASX Append 4E.6 ASX Append 4E.14.2	The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.
Source Reference
	8.	Earnings Per Share
			2018 $ per share	2017 $ per share
		Basic earnings/(loss) per share (EPS)	(0.005)	(0.11)
		Diluted earnings/(loss) per share (EPS)	(0.005)	(0.11)
ASX Append 4E.14.1		Basic Earnings per Share
		The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:
			2018 $	2017 $
		Earnings (a)	(202,114)	(4,550,604)

			2018 Number	2017 Number
		Weighted average number of ordinary shares (b)	40,870,275	40,870,275

	(a)	Earnings used in the calculation of basic earnings per share reconciles to net profit in the income statement as follows:
			2018 $	2017 $
		Operating net profit attributable to the members of Mission NewEnergy Limited	(202,114)	(4,550,604)
		Earnings used in the calculation of basic EPS	(202,114)	(4,550,604)

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited
___________________________________________________________________

Notes to the Preliminary Final Report
For the Year Ended 30 June 2018

Source Reference
	9.	Net Tangible Assets Per Security
			2018 $ per share	2017 $ per share
ASX Append 4E.9		Net tangible asset surplus per security	(0.0001)	0.005

	10.	Details of Entities Over which Control Has Been Gained or Lost
ASX Append 4E.10		NIL
ASX Append 4E.10.1
ASX Append 4E.10.2
ASX Append 4E.10.3
	11.	Contingent Liabilities and Contingent Assets
The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2018.
	12.	Segment Information

ASX Append 4E.14.4		Refer to Attachment 1

13.	Discontinuing Operations
NA

Source Reference
	14.	Other Significant Information

ASX Append 4E.12
The impairment of investment in associate was as a result of the change in classicification from an investment in associate to asset held for sale. There has been no change in the status. Further discussion is included in the review of operations above.

	15.	Information on Audit or Review
ASX Append 4E.15		This preliminary final report is based on accounts to which one of the following applies.
		The accounts have been audited	The accounts have been subject to review
		X The accounts are in the process of being audited or subject to review	The accounts have not yet been audited or reviewed

ASX Append 4E.16		Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.
Not applicable

ASX Append 4E.17		Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Attachment 1
Segment Report – 2018	Biodiesel Refining	Corporate	Total
	2018 $	2018 $	2018 $
Revenue
Revenue from external customers	-	-	-
Interest received	-	1,524	1,524
Other revenue	-	-	-
Total segment revenue	-	1,524	1,524
Employee benefits expense	-	-	-
Executive Directors benefits expense	-	-	-
Non-Executive Directors benefits expenses	-	-	-
Impairment of investment in associate	-	-	-
Depreciation and amortisation	(1,898)	-	(1,898)
Finance costs	-	(2,450)	(2,450)
Other expenses	(31,490)	(167,665)	(199,155)
Share of net profit of associate accounted for using the equity method	-	-	-
Segment result before tax	(33,388)	(168,591)	(201,979)
Income tax expense	(135)	-	(135)
Net profit / (loss) for the year			(202,114)

Non-current Segment assets	-	-	-
Total Segment assets	9,844	189,835	199,679
Segment liabilities	(340)	(204,265)	(204,605)
Acquisitions of property, plant and equipment	-	-	-